UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 18)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 18 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
Item 8. Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the final paragraph under the heading “(d) Litigation — Federal Cases” with the following:
     “The plaintiff in the Pinchuck Action has voluntarily dismissed his action.
     On December 17, 2010, plaintiffs in the Morelos Action, Malina Action, Resendes Action, and Field Action filed an unopposed motion to consolidate the federal cases. The Court signed an order approving consolidation of these cases on December 29, 2010. On January 18, 2011, those plaintiffs filed a consolidated amended compliant on behalf of a putative class of shareholders in the U.S. District Court for the District of Massachusetts against the Company, the Company’s executive officers and the Company directors (the “Consolidated Federal Action”). The consolidated complaint alleges that the defendants violated Section 14(e) of the Exchange Act by issuing a false and misleading Schedule 14D-9 statement and breached their fiduciary duties by, among other things, refusing to negotiate in good faith with Sanofi and by failing to allow due diligence to be performed to facilitate a higher offer being made by Sanofi or others. The suit seeks, among other relief (i) class action status, (ii) an order appointing an independent special committed of the Company with authority to negotiate with Sanofi and to pursue other opportunities to obtain the highest value available to shareholders, (iii) an order requiring defendants to disclose to Company shareholders omitted or misrepresented information, (iv) compensatory damages and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses.
     A copy of the petition in the Consolidated Federal Action is attached hereto as Exhibit (a)(35). The foregoing description of the Consolidated Federal Action is qualified in its entirety by reference to Exhibit (a)(35) hereto.”
Item 9. Exhibits
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by deleting Exhibit No. (e)(1) in its entirety and replacing it with Exhibit No. (e)(1) attached hereto.
Item 9 is further amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(35)	Amended Shareholder Class Action Complaint filed by Jerry L. & Mena M. Morelos Revocable Trust, Bernard Malina, Emanuel Resendes, and William S. Field, III, Trustee U/A Dated October 12, 1991 by William S. Field Jr. in the United States District Court for the District of Massachusetts on January 18, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2011	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer